Filed by AeroClean Technologies, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: AeroClean Technologies, Inc.

Commission File No. 001-41096

Hello Molekulers -

Well, today is a VERY big day in Molekule’s history!

Today we announce that we have signed a definitive agreement to merge with AeroClean Technologies, Inc. (Nasdaq: AERC), a leading air hygiene technology company. The planned merger will unite two leading air purifier brands with a rigorous commitment to science-based technology. This deal underscores the increasing importance of access to clean indoor air for consumers and businesses. As air pollution awareness increases, and more employees return to offices, there is a big demand for indoor air quality services to ensure safer work environments, and together, we believe the combined company will be able to offer even more of this to the world.

As the world grapples with an escalating climate crisis and widespread airborne viruses, the challenge of purifying indoor air is more urgent than ever before. Consumers, government leaders, and business owners understand the urgency of this clean air crisis, yet still struggle to find science-backed solutions. We believe the merger between AeroClean and Molekule signals a new clean air revolution. AeroClean and Molekule have set a high standard in purifier testing, development, and performance—together, the combined brands will seek to complement and supplement each other to improve operational efficiency and increase educational efforts, while expanding clean air access.

The combined company will provide consumers and businesses with access to a broad range of premium, proprietary and patented, FDA-cleared air purifiers on the market. We believe the proposed merger will expedite opportunities for commercial synergies in the B2B space while deepening market penetration and expansion in the healthcare, government, hospitality and education verticals specifically. Furthermore, we believe the combined company will have the balance sheet, liquidity and access to capital to fuel organic growth and pursue additional, value-creating strategic acquisitions within the broader indoor air quality and cleantech space in the future.

So what does this mean for us?

We will be welcoming AeroClean into the Mo family. Their team is relatively small and compliments our business nicely. Operations will continue as usual leading up to the closing of the merger, and there will be a shift to the leadership team in connection with the closing. Upon closing of the proposed transaction, I will transition to Chief Commercial Officer (CCO) and Ronti will become the combined company’s Chief Operating Officer (COO), with AeroClean’s current CEO, Jason DiBona becoming the CEO of the new combined company. AeroClean’s CFO, Ryan Turner, will become our new CFO. I have had the pleasure of getting to know both Jason and Ryan in the recent months and can’t underscore enough how strongly positioned I believe they are to lead this business alongside Ronti and me.

Furthermore, upon completion of the merger, AeroClean will change its name to Molekule, Inc. and its listing on NASDAQ to a new Molekule-centric ticker symbol, MKUL. Yes, this does mean we will become a publicly traded company! AeroClean’s corporate headquarters will remain in Palm Beach Gardens, Florida and our San Francisco & Lakeland locations will continue to operate.

We expect the introduction of AeroClean’s and Molekule’s products into each other’s existing sales and distribution channels in the coming weeks.

I’m sure you all will have many questions which we will address at today’s all-hands meeting (hopefully getting to all of them).

All & all, this is a huge win for Molekule and we’re excited for the next chapter by partnering with AeroClean and becoming a publicly traded company.

And as for today, please keep pushing on your tasks and thank you for your passion, dedication, and support.

JH

Important disclaimer: While this announcement is certainly very exciting, we do anticipate a great deal of interest from the public markets. Should a reporter, analyst, or someone similar reach out to you for commentary on this event, please point them to Stephanie Borman for commentary.

Further, there are strict communication requirements placed upon us by applicable regulatory agencies as part of the process. It is necessary to reiterate the importance of abiding by these restrictions.

No one should make any statements in writing about the merger to anyone outside of Molekule. This includes any form of electronic communication, especially email, text, chat and social media forums.

Written communications about the merger can jeopardize the merger and create an issue with regulatory agencies.

Important Additional Information

In connection with the proposed transaction, AeroClean intends to file a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”) that will include an AeroClean information statement and prospectus (the “information statement/prospectus”), and will file other documents with the SEC regarding the proposed transaction. The Form S-4 and information statement/prospectus will contain important information about AeroClean, Molekule, the merger and related matters. STOCKHOLDERS ARE URGED TO CAREFULLY READ THE ENTIRE REGISTRATION STATEMENT AND INFORMATION STATEMENT/ PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A definitive information statement/prospectus will be sent to AeroClean’s stockholders prior to the consummation of the proposed transaction. AeroClean stockholders will be able to obtain the registration statement and the information statement/prospectus from the SEC’s website or from AeroClean’s website. These documents may also be obtained free of charge from AeroClean by requesting them by mail at 10455 Riverside Drive, Suite 100, Palm Beach Gardens, FL 33410.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based upon current beliefs and expectations of our management and are subject to known and unknown risks and uncertainties. Words or expressions such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “may,” “will,” “projects,” “could,” “should,” “would,” “seek,” “forecast,” or other similar expressions help identify forward-looking statements. Factors that could cause actual events to differ include, but are not limited to:

•	the risk that the transaction may not be completed;
•	the ability to successfully combine the businesses of AeroClean and Molekule;
•	the ability of the parties to achieve the expected synergies and other benefits from the proposed transaction within the expected time frames or at all;
•	the incurrence of significant transaction and other related fees and costs;
•	the incurrence of unexpected costs, liabilities or delays relating to the transaction;
•	the risk that the public assigns a lower value to Molekule’s business than the value used in negotiating the terms of the transaction;
•	the risk that the transaction may not be accretive to AeroClean’s current stockholders;
•	the risk that the transaction may prevent AeroClean from acting on future opportunities to enhance stockholder value;
•	the dilutive impact of the stock consideration which will be issued in the transaction;
•	the risk that any goodwill or identifiable intangible assets recorded due to the transaction could become impaired;
•	potential disruptions to the business of the companies while the transaction is pending;
•	the risk that a closing condition to the proposed transaction may not be satisfied;
•	the occurrence of any event, change or other circumstances that could give rise to the termination of the transaction; and
•	other economic, business, competitive, and regulatory factors affecting the businesses of AeroClean and Molekule generally, including those set forth in AeroClean’s filings with the SEC, including in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of AeorClean’s latest annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and other SEC filings.

Forward looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. Although AeroClean believes that the expectations reflected in the forward-looking statements are reasonable based on information currently available, AeroClean cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of the date of this release. The parties undertake no obligation to revise or update any of the forward-looking statements to reflect events or circumstances after the date of this release or to reflect new information or the occurrence of unanticipated events.